SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                  July 2, 2003

                                 CORUS GROUP plc
                 (Translation of Registrant's Name into English)

                                   30 Millbank
                             London SW1P 4WY England
                    (Address of Principal Executive Offices)

                  Indicate by check mark whether the registrant
                     files or will file annual reports under
                        cover of Form 20-F or Form 40-F:

                           Form 20-F  X     Form 40-F
                                     ---              ---

             Indicate by check mark if the registrant is submitting
                      the Form 6-K in paper as permitted by
                         Regulation S-T Rule 101(b)(1):

                                 Yes      No  X
                                     ---     ---

        (Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to
             provide an attached annual report to security holders)

             Indicate by check mark if the registrant is submitting
                      the Form 6-K in paper as permitted by
                         Regulation S-T Rule 101(b)(7):

                                 Yes      No  X
                                     ---     ---

 (Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and is not distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.)

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to
            Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                 Yes      No  X
                                     ---     ---

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - _____)

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 CORUS GROUP plc



Date: July 2, 2003                          By   Theresa Robinson
      ------------                               ----------------

                                                 Name: Mrs T Robinson
                                                 Group Secretariat Co-ordinator

2 July 2003


CORUS GROUP plc


SECTION 198 COMPANIES ACT 1985 - DISCLOSURE OF INTEREST IN SHARES

Corus Group plc has today received a notification from The Capital Group Companies, Inc. on behalf of its affiliates, including Capital International, Inc., Capital Guardian Trust Company, Capital International S.A., and Capital International Limited, pursuant to Section 198 of the Companies Act 1985 (the "Act").

On 30 June 2003 The Capital Group Companies, Inc. was interested for the purposes of the Act in 257,293,319 ordinary shares of 50p each representing 8.219% of Corus Group plc's issued capital.

These holdings form part of funds managed on behalf of investment clients by the Companies.
END